July 30, 2009
Ms. Christina Chalk, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Noven Pharmaceuticals, Inc. Schedule TO-T filed July 23, 2009 by Northstar Merger Sub, Inc., Hisamitsu U.S., Inc. and Hisamitsu Pharmaceutical Co., Inc. (SEC File No. 5-40243)
Dear Ms. Chalk:
     This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission, dated July 27, 2009, concerning the Schedule TO-T—File No. 5-40243 (the “Schedule TO-T”) filed on July 23, 2009, under the Securities Exchange Act of 1934, as amended, by Hisamitsu Pharmaceutical Co., Inc., Hisamitsu U.S., Inc. and Northstar Merger Sub, Inc. (collectively, the “Offerors”).
     To facilitate the Staff’s review, we have included in this letter the caption and numbered comment in bold text and have provided the Offerors’ response immediately following the numbered comment. Capitalized terms used but not defined in this letter have the meanings given them in the Schedule TO-T.
     The following is the Offerors’ response to the Comment Letter:
Exhibit (a)(1)(A) — Offer to Purchase
1.	The disclosure here indicates that Parent and Purchaser will fund the offer partly through “lines of credit or other immediately available sources of funding.” Please provide the disclosure required under Item 1007(d) of Regulation M-A with respect to any borrowed funds used to purchase tendered Shares.

Offerors’ Response — Parent has sufficient cash on hand and cash equivalents to fund the purchase of the Shares. Accordingly, the Offerors have revised their disclosure in the fourth and fifth paragraphs under the Section of the Offer to Purchase entitled “Summary Term Sheet” and the first and second paragraphs under Section 9 — “Source and Amount of Funds” of the Offer to Purchase to state that Parent intends to provide the funds required for the purchase of tendered Shares from cash on hand and cash equivalents, and to delete the references to lines of credit and other immediately available sources of funding.
New York • Washington, D.C. • London • Paris • Frankfurt • Moscow • Hong Kong • Shanghai

     For your convenience, we have enclosed a copy of the Schedule TO-T as amended. Also, attached hereto as Annex A is the written acknowledgement from the Offerors you requested in the Comment Letter.
     If you have any questions or comments regarding the enclosed materials, please do not hesitate to contact me at (212) 909-6000.
Very truly yours,
/s/ Kevin A. Rinker
Kevin A. Rinker

Annex A
July 30, 2009
Ms. Christina Chalk, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Noven Pharmaceuticals, Inc. Schedule TO-T (File No. 5-40243) Filed with the Securities and Exchange Commission on July 23, 2009 by Hisamitsu Pharmaceutical Co., Inc., Hisamitsu U.S., Inc., and Northstar Merger Sub, Inc.
Dear Ms. Chalk:
     Reference is made to the Schedule TO-T (the “Filed Document”), which was filed by Hisamitsu Pharmaceutical Co., Inc., Hisamitsu U.S., Inc., and Northstar Merger Sub, Inc. (collectively, the “Filing Persons”) with the Securities and Exchange Commission (the “Commission”) on July 23, 2009.
     Further to your comment letter dated July 27, 2009, each Filing Person hereby acknowledges that:
(1)	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the Filed Document;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filed Document; and

(3)	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
HISAMITSU PHARMACEUTICAL CO., INC.

By:	/s/ Hirotaka Nakatomi
	Name:	Hirotaka Nakatomi
	Title:	President & Chief Executive Officer
Date: July 30, 2009

HISAMITSU U.S., INC.

By:	/s/ Nobuo Tsutsumi, Ph.D.
	Name:	Nobuo Tsutsumi, Ph.D.
	Title:	Secretary
Date: July 30, 2009

NORTHSTAR MERGER SUB, INC.

By:	/s/ Nobuo Tsutsumi, Ph.D.
	Name:	Nobuo Tsutsumi, Ph.D.
	Title:	Secretary
Date: July 30, 2009